Exhibit 2.1

SEPARATION AGREEMENT

SEPARATION AGREEMENT (“Agreement”) is dated as of March 28, 2019, by and between Cleartronic, Inc., a Florida corporation (“Cleartronic”), and VoiceInterop Corporation, a Florida (“VoiceInterop”).

W I T N E S S E T H:

WHEREAS, the board of directors of Cleartronic (the “Board”) has determined that it is advisable and in the best interests of Cleartronic and its shareholders to separate VoiceInterop from Cleartronic (the “Separation”, Split-Off, or Spinoff), pursuant to the terms and subject to the conditions set forth in this Agreement, so that, following completion of the Separation,  VoiceInterop’s business will be conducted by VoiceInterop as a separate, independent, publicly-traded company;

WHEREAS, Cleartronic and the Board intend that all of the assets and liabilities of Cleartronic and its subsidiaries attributed by the Board to VoiceInterop (and no other assets or liabilities of Cleartronic or any subsidiary thereof) will be held by VoiceInterop  once the Separation is consummated;

WHEREAS, to effect the Separation, (i) all of the assets attributed by the Board to VoiceInterop will be conveyed, licensed, assigned or otherwise transferred to VoiceInterop, (ii) all liabilities of VoiceInterop will be assumed by, or will otherwise become the obligation or responsibility of, or the subject of any indemnity by, VoiceInterop, and (iii) Cleartronic will issue to all its shareholders Spin-off Shares on the Spinoff Date (as such terms are defined herein).

NOW, THEREFORE, in furtherance of the foregoing and in consideration of the mutual promises and undertakings contained herein and in any other document executed in connection with this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1     General. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

(a)     “Action” shall mean any claim (whether or not filed), cause of action, suit, arbitration, or legal inquiry, demand, proceeding or investigation.

(b)     “Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person.

(c)     “Applicable Law” shall mean, with respect to any Person, all statutes, laws, ordinances, rules, orders and regulations of any Governmental Authority applicable to such Person and its business, properties and assets.

(d)     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

(e)     “Governmental Authority” shall mean any foreign, federal, state or local government, court, agency or commission or other governmental or regulatory body or authority.

(f)     “ReadyOp” means ReadyOp Communications, Inc., a Florida corporation which is a wholly-owned subsidiary of Cleartronic, Inc.

(g)       “Record Date” shall mean the date that is two (2) business days after the Registration statement is declared effective by the SEC.

(H)     “Registration Statement” shall mean the Registration Statement on Form S-1 to filed by  VoiceInterop with the SEC, including any and all amendments thereto and supplements thereof, as contemplated by this Agreement, with respect to the shares of VoiceInterop to be issued on the Spin-Off  Date, thus separating VoiceInterop from Cleartronic.

(h)     “SEC” shall mean the United States Securities and Exchange Commission.

(i)     “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(j)      “Spin-Off  Date” the date that is ten (10) days after the Record Date.

 (k) Spin-Off Ratio:  Holders of record of Cleartronic common stock at the close of business on the Record Date will receive .075 shares of VoiceInterop’s common stock for each one share of Cleartronic common stock (1,000 shares of Cleartronic common stock will receive 75 shares of VoiceInterop common stock ).  Holders of records of Series C Preferred Stock and Series D Preferred Stock on the Record Date will receive .375 shares of  VoiceInterop’s common stock for each one share of Series C preferred stock or Series D Preferred stock (1,000 shares of Cleartronic Series C or Series D Preferred Stock will receive 3.75  shares of the VoiceInterop’s common stock).   In case of anyone entitled to receive a fractional share, the number of shares will be rounded up.

(l) Spin-off Shares:  shall mean the shares of common stock, of VoiceInterop to be distributed by VoiceInterop as contemplated by this Agreement, being an aggregate 25,162,223 Shares

(m) Transfer Agent:  shall mean ClearTrust, LLC, and its successors and assigns.

ARTICLE II

ACTIONS TO BE TAKEN PRIOR TO THE DIVIDEND

Section 2.1     Business Separation.

(a) On or prior to the Spin-Off Date, Cleartronic and VoiceInterop shall take or cause to be taken all actions necessary to cause the transfer, assignment, delivery, license or other transfer or conveyance to VoiceInterop all right, title and interest in and to VoiceInterop Assets held by Cleartronic.

(b) Following the Spin-Off, all rights, title and obligations, of the Parties with regard to the assets/benefits set forth on Schedule 2.1 shall belong to VoiceInterop.:

(c)     The separation of VoiceInterop Assets from Cleartronic, as contemplated by this Agreement, shall be effected in a manner that does not unreasonably disrupt either the VoiceInterop Business or the Cleartronic Business. Notwithstanding the foregoing, Cleartronic and VoiceInterop agree, and agree to cause their respective Subsidiaries, to use commercially reasonable efforts to obtain, before the Spin-Off  Date, any Consents.

(d)     Prior to the Spin-Off, Cleartronic and VoiceInterop will use commercially reasonable efforts to amend, in form and substance reasonably satisfactory to VoiceInterop, all contractual arrangements between or among Cleartronic, ReadyOp and any other Person that either (i) relate to the VoiceInterop Business or (ii) relate solely to the VoiceInterop Business, but, by their terms,  contain provisions applicable to Cleartronic or ReadyOp, so that, after the Spin-Off Date, such contractual arrangements (x) will relate solely to the VoiceInterop Business and (y) will eliminate any provisions applicable to Cleartronic or ReadyOp and, in either event, will inure to the benefit of VoiceInterop or a VoiceInterop Subsidiary on substantially the same economic terms as such arrangements exist as of the date hereof, but retain any benefits or rights (and related obligations) relating to Cleartronic or ReadyOp.

Section 2.2     Conveyance and Assumption Agreements. In connection with the transfer of VoiceInterop Assets contemplated by this Article II, Cleartronic and VoiceInterop shall execute, or cause to be executed by the appropriate VoiceInterop Subsidiary  conveyance and assumption instruments in such forms as shall be reasonably acceptable to Cleartronic and VoiceInterop.

Section 2.3     Other Agreements. If subsequent to the Spin-Off  Date, Cleartronic shall either (i) receive written notice from VoiceInterop or (ii) determine that certain specified Assets of Cleartronic that properly constitute VoiceInterop Assets were not transferred to VoiceInterop prior to the Spin-Off , then, as soon as reasonably practicable thereafter, Cleartronic shall transfer and deliver any and all of such Assets to VoiceInterop designated by it without the payment by VoiceInterop of any consideration therefore. If subsequent to the Spin-Off  Date, VoiceInterop shall either (i) receive written notice from Cleartronic or (ii) determine that certain specified Assets of VoiceInterop that do not properly constitute VoiceInterop Assets were transferred to or held by VoiceInterop prior to the Spin-Off , then, as soon as reasonably practicable thereafter, VoiceInterop shall transfer and deliver, any and all of such Assets to Cleartronic without the payment by Cleartronic or VoiceInterop of any consideration therefore. Any disagreement regarding whether or not any Asset or Liability was or should have been a VoiceInterop, on the one hand, or an VoiceInterop Asset, on the other hand, shall be resolved in accordance with the provisions of Article XIII hereof.

Section 2.4     Securities Matters.

(a)     Prior to the Spin-Off  Date, Cleartronic and VoiceInterop shall prepare and file with the SEC a registration statement registering under the Exchange Act the shares of VoiceInterop Common Stock to be issued in the Spin-Off , and shall take all actions necessary to cause it to become effective prior to the Spin-Off  Date.

(b)     Prior to the Spin-Off  Date, VoiceInterop shall use commercially reasonable efforts to take all such actions as may be necessary or appropriate under state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) in connection with the transactions contemplated by this Agreement or the other Separation Documents.

Section 2.5     Intercompany Accounts. Cleartronic on behalf of itself and ReadyOp, its wholly-owned subsidiary, on the one hand, and VoiceInterop, on the other hand, shall, to the extent practicable, prior to the Spin-Off, settle, cancel or otherwise eliminate all Intercompany Accounts. To the extent that it is not practicable for Cleartronic and VoiceInterop to settle, cancel or otherwise eliminate all Intercompany Accounts prior to the Spin-Off , then each of Cleartronic and VoiceInterop shall, promptly following the Spin-Off , settle, cancel or otherwise eliminate all Intercompany Accounts. For the avoidance of doubt, the provisions of this Section 2.5 shall not apply to any intercompany receivables, payables or other balances arising under any of the Separation Documents.

ARTICLE III

THE DIVIDEND

Section 3.1     Actions Prior to Spin-Off .

(a)     Subject to the satisfaction, or to the extent permitted by Applicable Law, VoiceInterop shall establish the Spin-Off  Date and any necessary or appropriate procedures in connection with the Spin-Off .

(b)     Cleartronic and VoiceInterop will prepare, and VoiceInterop will, to the extent required under Applicable Law, file with the SEC any such documentation which Cleartronic determines is necessary or desirable to effectuate the Spin-Off  and Cleartronic and VoiceInterop shall each use their respective reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable.

Section 3.2     Closing. The closing of the Separation will take place on the Spin-Off  Date and shall be effective at 12:01 a.m. local time on the Spin-Off  Date, unless the parties hereto agree in writing to another time, date and place.

ARTICLE IV

CONDITIONS

Section 4.1     Conditions to the Separation. The respective obligations of Cleartronic and VoiceInterop to consummate the Separation are subject to the satisfaction or waiver (to the extent permitted by Applicable Law) of each of the following conditions:

(a)     Business Separation. The transfer of VoiceInterop Assets to VoiceInterop  pursuant to Article II hereof, shall have been affected and all of the conditions to the Spin-Off  set forth in Article IV;

(b)     Separation Documents. Each of Cleartronic and VoiceInterop shall have executed and delivered each of the Separation Documents;

(c)     Registration. The Registration Statement shall have been declared effective under the Securities Act and the Exchange Act, respectively, and shall not be the subject of any stop order or proceeding to seek a stop order;

(d)     No Injunctions. No order, injunction or decree issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the Separation, the Spin-Off  or any of the other transactions contemplated by this Agreement or any other Separation Document shall be in effect.

ARTICLE V

INTERCOMPANY BUSINESS RELATIONSHIPS

FOLLOWING THE SEPARATION

Section 5.1     Transition Services. Prior to or on the Spin-Off  Date, Cleartronic and VoiceInterop shall bear its proportionate share of any costs, expenses and Liabilities arising out of or relating to the operation of such party’s business.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1     VoiceInterop and Cleartronic shall take all actions necessary so that VoiceInterop has established at or prior to the Spin-Off  Date entered into, assumed or amended any Employee Arrangements, in each case, as the parties deem necessary and appropriate.

Section 6.2     Assumption and Retention of Liabilities.

(a)     Except as otherwise expressly provided herein, VoiceInterop shall assume and agree to pay, perform, fulfill and discharge, and Cleartronic shall have no responsibility for, (i) all Liabilities under any Employee Arrangements, (ii) all employment or service-related Liabilities with respect to (A) all VoiceInterop Employees (and their dependents and beneficiaries), (B) former VoiceInterop Employees (and their dependents and beneficiaries) whose last employment with Cleartronic related primarily to the VoiceInterop Business and (C) any individual who is, or was, an independent contractor, temporary employee, consultant, leased employee, or non-payroll worker or in any other employment relationship primarily connected to the VoiceInterop Business, in each case, for periods during which such individuals were employees of or primarily performed services for the VoiceInterop Business.

Section 6.3     Payroll Taxes and Reporting. Cleartronic and VoiceInterop shall, to the extent practicable, (i) treat VoiceInterop as a “successor employer” and Cleartronic as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to VoiceInterop Employees for purposes of taxes imposed under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act, and (ii) cooperate with each other to avoid, to the extent possible, the filing of more than one IRS Form W-2 with respect to each VoiceInterop Employee for the calendar year in which the Spin-Off  occurs. Cleartronic and VoiceInterop shall each bear its responsibility for payroll tax obligations and for the proper reporting to the appropriate Governmental Authorities of compensation earned by their respective employees after the Spin-Off  Date, including compensation related to the exercise of options.

Section 6.4     No Third Party Beneficiaries. Nothing contained in this Article VI, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement; (ii) shall alter or limit the ability of Cleartronic or VoiceInterop, or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Article VI, or any right to a particular term or condition of employment; or (iv) is intended to confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

ARTICLE VII

INSURANCE MATTERS

Section 7.1     Policies to be Transferred. On or prior to the Spin-Off  Date, VoiceInterop and Cleartronic shall take all actions necessary to transfer to VoiceInterop any Insurance Arrangements listed applicable to VoiceInterop’s business.

Section 7.2     Administration; Other Matters. From and after the Spin-Off  Date, Cleartronic, on the one hand, and VoiceInterop, on the other hand, shall become responsible for coverage, at its sole cost and expense.

Section 7.3     Cooperation; Disagreements. The parties shall use commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Agreement.

ARTICLE VIII

TAX MATTERS

Section 8.1     Consolidated Tax Returns. All required Federal and State tax returns for Cleartronic, VoiceInterop and ReadyOp have been filed. Any tax loss carry-forwards will remain with Cleartronic and VoiceInterop will have no claim to any tax loss carry-forwards that may exist.

Section 8.2     Future Tax Returns. Cleartronic and VoiceInterop will be responsible for filing their own corporate tax returns for their fiscal years ending September 30, 2019.

ARTICLE IX

ADDITIONAL COVENANTS

Section 9.1     Access to Corporate Records. Subject to the provisions hereof, from and after the date hereof, Cleartronic shall afford to VoiceInterop and its Representatives reasonable access and duplicating rights, during normal business hours and upon reasonable advance notice, to all books and records of the VoiceInterop, including, without limitation, stock ledgers and certificates of each corporation and documentation relating to the capital stock and VoiceInterop Assets and VoiceInterop Liabilities, including, in each case, all active agreements, active litigation files and government filings, corporate minute books and corporate seals.

Section 9.2     Retention of Records. Except as otherwise agreed in writing, or as otherwise provided in the Separation Documents, each of VoiceInterop and Cleartronic shall use commercially reasonable efforts to preserve and keep (at such party’s sole cost and expense) all Information in such party’s possession or under its control relating directly and primarily to the business, Assets or Liabilities of the other, until the seventh anniversary of the Spin-Off  Date, and until such time, shall not destroy any such Information without first using commercially reasonable efforts to notify the other party of the proposed destruction and giving the other party the opportunity to take possession of such Information prior to such destruction.

Section 9.3     Access to Information. From and after the Spin-Off  Date, each of VoiceInterop and Cleartronic shall afford to the other and to the other’s Representatives reasonable access and duplicating rights, during normal business hours and upon reasonable advance notice, to all Information within the possession or control of such party relating to the other party’s business, Assets or Liabilities or relating to or arising in connection with the relationship between the parties on or prior to the Spin-Off  Date, insofar as such access is reasonably required for a reasonable purpose, subject to the provisions below regarding Privileged Information. Without limiting the foregoing and except as otherwise provided in the Separation Documents, Information may be requested for audit, accounting, claims, litigation and Tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

Section 9.4    Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws, regulations and agreements to consummate and make effective the Transactions contemplated by this Agreement and the other Separation Documents.

Section 9.5     Continuing Indemnification Obligation. Following the Spin-Off  Date, Cleartronic shall honor the rights of any director, officer or employee of VoiceInterop or a VoiceInterop Subsidiary to seek indemnification under any Article of Incorporation or Bylaws of Cleartronic or any of its predecessors or Subsidiaries, or under any indemnification agreements or arrangements, arising out of or relating to actions or inactions of such directors or officers prior to the Spin-Off  Date.

ARTICLE X

MUTUAL RELEASE – NO REPRESENTATIONS OR WARRANTIES

Section 10.1     Mutual Release. From and after the Spin-Off  Date and except as specifically set forth in this Agreement or any of the other Separation Documents.  Each of Cleartronic, on the one hand, and VoiceInterop (on its own behalf and each of its respective subsidiaries, successors and assigns) hereby releases and forever discharges the other and its affiliates and their respective officers, directors, employees, agents, advisors and representatives (collectively, the “Released Parties’)  of any and all debts, demands, actions, cause of actions, suits, covenants, contracts, damages, claims (including, without limitation, claims for direct, consequential, exemplary, treble and punitive damages) and liabilities whatsoever of ever name and nature, both in law and in equity, which the Release Party has or ever had, which arise out of or relate to, in whole or in part, (a) (A) the business, assets, liabilities and operations of the other party and its subsidiaries and (b) events, circumstances or actions, whether known or unknown, taken by such other party occurring of failing to occur, or any conditions existing on, or piro to the Dividend Date,; provided, however, that the foregoing general release shall not apply to (a) any party’s rights to enforce this Agreement or the other Separation Documents or any of the instruments delivered pursuant to this Agreement or the other Separation Documents; (b) any Liability the release of which would result in the release of any Person other than a Released Party (provided that the parties agree not to bring suit or permit any of their Affiliates to bring suit against any Released Party with respect to any Liability to the extent such Released Party would be released with respect to such Liability by this Section 10.1 but for this clause (b)); (c) any Liability for the unpaid purchase price for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by one company from the other company prior to the Spin-Off  Date; (d) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by one company at the request or on behalf of the other company or (e) any Liability that the parties may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the parties by third Persons, which Liability shall be governed by the provisions of Article XI and, if applicable, the appropriate provisions of the other Separation Documents. The parties hereto acknowledge that the foregoing general release shall not apply to any Liabilities or obligations assigned by the parties to third parties prior to the Spin-Off  Date. Nothing in this Agreement shall impair any of the rights of any directors, officers or employees of Cleartronic or VoiceInterop, or any of their respective Subsidiaries, to seek indemnification under any certificate of incorporation or bylaws of Cleartronic or any of its predecessors or Subsidiaries, or under any indemnification agreements, arising out of or relating to actions or inactions of such directors, officers or employees prior to the Spin-Off  Date.

ARTICLE XI

INDEMNIFICATION

Section 11.1     VoiceInterop’s Agreement to Indemnify Cleartronic. Subject to the terms and conditions set forth in this Agreement, from and after the Spin-Off  Date, VoiceInterop shall indemnify, defend and hold harmless Cleartronic and respective successors and assigns (collectively, the “Cleartronic Corporate Indemnified Parties”) from, against and in respect of any and all Indemnifiable Losses of the Cleartronic Corporate Indemnified Parties arising out of, relating to or resulting from, directly or indirectly:

(a)     the failure of VoiceInterop or any other Person to pay, perform, satisfy or otherwise promptly discharge any VoiceInterop Liabilities in accordance with their respective terms, whether prior to or after the Spin-Off  Date or the date hereof;

(b)     VoiceInterop’s failure to observe from and after the Spin-Off  Date its obligations under this Agreement or any of the other Separation Documents;

(c)     Any and all Liabilities arising out of or relating to the Separation, the Spin-Off , and/or the Registration Statement including, without limitation, any amounts it is required to pay to the Indemnified Parties pursuant to Section 11.3 hereof (together, the “Transaction Liabilities”) and (ii) all amounts Cleartronic is required to pay to directors of VoiceInterop pursuant to the Indemnification Agreements (in addition to any indemnification provided for in Section 11.1(c) above, but only to the extent not arising out of or relating to an Cleartronic Indemnified Party’s failure to perform its obligations arising out of or relating thereto);

(d)     Liabilities arising out of or relating to the oversight and/or management of the businesses and affairs of Cleartronic (the “Cleartronic Management Activities”) prior to the Spin-Off  Date; provided, that VoiceInterop’s responsibility for any such Liabilities shall be based on an equitable allocation of such Liabilities between VoiceInterop and Cleartronic, based on the extent to which, as applicable: (i) such Liabilities arose out of or relate to the VoiceInterop Business, VoiceInterop Assets, and/or VoiceInterop Liabilities prior to the Spin-Off  Date, on the one hand, and the Cleartronic Business, the Cleartronic Assets, and/or the Cleartronic Liabilities prior to the Spin-Off  Date, on the other hand, and/or (ii) VoiceInterop or Cleartronic, as the case may be, benefited from the relevant Cleartronic Management Activities prior to the Spin-Off  Date.

Section 11.2     Cleartronic’s Agreement to Indemnify VoiceInterop. Subject to the terms and conditions set forth in this Agreement, from and after the Spin-Off  Date, Cleartronic shall indemnify, defend and hold harmless VoiceInterop and its respective successors and assigns (collectively, the “VoiceInterop Corporate Indemnified Parties”) from, against and in respect of any and all Indemnifiable Losses of the VoiceInterop Corporate Indemnified Parties arising out of, relating to or resulting from, directly or indirectly:

(a)     the failure of Cleartronic to pay, perform, satisfy or otherwise promptly discharge any VoiceInterop Liabilities in accordance with their respective terms, whether prior to or after the Spin-Off  Date or the date hereof;

(b)     any VoiceInterop Asset;

(c)     Cleartronic’s failure to observe from and after the Spin-Off  Date its obligations under this Agreement or any of the other Separation Documents;

(d)     Liabilities arising out of or relating to the Cleartronic Management Activities prior to the Spin-Off  Date; provided, that Cleartronic’s responsibility for any such Liabilities shall be based on an equitable allocation of such Liabilities between VoiceInterop and Cleartronic, based on the extent to which, as applicable: (i) such Liabilities arose out of or relate to the VoiceInterop Business, VoiceInterop Assets, and/or VoiceInterop Liabilities prior to the Spin-Off  Date, on the one hand, and the Cleartronic Business, the Cleartronic Assets, and/or the Cleartronic Liabilities prior to the Spin-Off  Date, on the other hand, and/or (ii) VoiceInterop or Cleartronic as the case may be, benefited from the relevant Cleartronic Management Activities prior to the Spin-Off  Date.

Section 11.3     Agreement to Indemnify Officers, Directors and Others. From and after the Spin-Off  Date, each of Cleartronic and VoiceInterop shall jointly and severally indemnify, defend and hold harmless each of the officers, directors, employees, agents and advisors of Cleartronic, VoiceInterop, and the VoiceInterop Subsidiaries, and their respective successors and assigns (such Cleartronic indemnified parties, collectively with the Cleartronic Corporate Indemnified Parties, the “Cleartronic Indemnified Parties”, and such VoiceInterop indemnified parties, collectively with the VoiceInterop Corporate Indemnified Parties, the “VoiceInterop Indemnified Parties”) from, against and in respect of any and all Indemnifiable Losses arising out of, relating to or resulting from, directly or indirectly, the Transaction Liabilities.

Section 11.4     Other Liabilities. This Article XI shall not be applicable to: any Indemnifiable Losses relating to, arising out of or due to any breach of the provisions of any other Contract (other than this Agreement or the other Separation Documents) between or among Cleartronic, on the one hand, and VoiceInterop and any of the VoiceInterop Subsidiaries, on the other hand, which shall be governed by the terms of such other Contract.

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ARTICLE XIII

DISPUTE RESOLUTION

Section 13.1  Arbitration. If the Dispute has not been resolved by the dispute resolution procedures described in Section 13.2 above, the parties agree that any such Dispute shall be settled by binding arbitration before the American Arbitration Association (“AAA”) in Boca Raton, Florida pursuant to the Commercial Rules of the AAA. Any Dispute subject to arbitration pursuant to this Section 13.7 shall be heard and determined by three (3) arbitrators. Each of Cleartronic and VoiceInterop shall appoint one arbitrator within fifteen (15) Business Days of the referral of such Dispute to arbitration. The two party-appointed arbitrators shall have ten (10) Business Days from the appointment of the second arbitrator to agree on a third arbitrator who shall chair the arbitral tribunal. Any arbitrator not timely appointed by either Cleartronic or VoiceInterop shall be appointed by the AAA. If any appointed arbitrator declines, resigns, becomes incapacitated, or otherwise refuses or fails to serve or to continue to serve as an arbitrator, the party or arbitrators entitled to appoint such arbitrator shall promptly appoint a successor. Any arbitrators selected to resolve the Dispute shall be bound exclusively by the laws of the State of Delaware without regard to its choice of law rules. Any decisions of award of the arbitrators shall be in writing and will be final and binding upon the parties and may be entered as a judgment by the parties hereto. Any rights to appeal or review such award by any court or tribunal are hereby waived to the extent permitted by law.

ARTICLE XIV

GENERAL PROVISIONS

Section 14.1     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Florida, without reference to choice of law principles, including matters of construction, validity and performance.

Section 14.2     Third-Party Beneficiaries. Except as provided herein with respect to indemnification of VoiceInterop Indemnified Parties and Cleartronic Indemnified Parties hereunder, nothing in this Agreement shall confer any rights upon any Person or entity other than the parties hereto and their respective heirs, successors and permitted assigns.

Section 14.3     Entire Agreement. This Agreement and the other Separation Documents, together with the Disclosure Letter and all schedules, appendices, certificates, instruments and agreements delivered pursuant hereto and thereto, contain the entire understanding of the parties hereto and thereto with respect to the subject matter contained herein and therein, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

Section 14.4     Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Articles”, “Sections”, or “Appendices” shall be deemed to be references to Articles or Sections hereof or Appendices hereto unless otherwise indicated. All references herein to “Sections” of the Disclosure Letter shall be deemed to be references to the Disclosure Letter unless otherwise indicated.

Section 14.5     Schedules. The Disclosure Letter and all Exhibits referenced in this Agreement and attached hereto are incorporated into this Agreement by reference and made a part hereof. The parties hereto shall be entitled to supplement or amend the Disclosure Letter at any time prior to the Spin-Off  Date.

Section 14.6     Counterparts. This Agreement may be executed in one or more counterparts, which may be delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 14.7     Parties in Interest; Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall inure to the benefit of and be binding upon VoiceInterop and Cleartronic and their respective Subsidiaries, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies under or by reason of this Agreement.

Section 14.8     Severability; Enforcement. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

Section 14.9     Remedies. The parties agree that money damages or other remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

Section 14.10     Force Majeure. No party shall be deemed in default of this Agreement or any other Separation Document to the extent that any delay or failure in the performance of its obligations under this Agreement or any other Separation Document results from any cause beyond its reasonable control and without its fault or negligence, such as acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, power failures, communication failures including internet disruptions, equipment failures, labor problems or unavailability of parts.

In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

Section 14.11     Waivers of Default. Waiver by any party of any default by any other party of any provision of this Agreement or any other Separation Document (a) shall be effective only if in writing; and (b) if given, shall not be deemed a waiver by the waiving party of any subsequent or other default, nor shall it prejudice the rights of the other party.

Section 14.12     Interpretation. In the event of a conflict between a provision of this Agreement and any provision of any other Separation Document, any specific provision of the applicable Separation Document shall control. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement taken as a whole (including all of the Schedules, Exhibits and Appendices hereto) and not to any particular provision of this Agreement. Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement unless otherwise specified. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. The term “dollars” and “$” shall mean United States dollar.

[Separate Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Separation Agreement to be duly executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

CLEARTRONIC INC.

By:	/s/ Michael Moore
Name:	Michael Moore
Title:	CEO

VOICEINTEROP, INC.

By:	/s/ Larry Reid
Name:	Larry Reid
Title:	President

SCHEDULE 2.1

VOICEINTEROP, INC.
CONDENSED BALANCE SHEETS
(UNAUDITED)

ASSETS
	December 31,	September 30,
	2018	2018
	(unaudited)
Current assets:
Cash	$ 1,991	$ 285
Accounts receivable, net	36,403	-
Note and interest receivable	25,336	-
Total current assets	63,730	285

Total assets	$ 63,730	$ 285

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable	$ 64,275	$ 10,086
Deferred revenue, current portion	19,820	28,720
Deferred rent, current portion	2,510	-
Installment loan, net, current portion	37,546	-
Due to unrelated parties	68,000	68,000
Total current liabilities	192,151	106,806

Long Term Liabilities
Deferred revenue, net of current	10,601	-
Deferred rent, long term portion	1,212	-
Installment loan net of original issue discount	5,294	-
Total long term liabilities	17,107	-

Total liabilities	209,258	106,806

Stockholders' deficit:
Common stock - $.001 par value; 100,000,000 shares authorized,
1,000 shares issued and outstanding, respectively.	1	1
Contribution from Cleartronic, Inc.	(19,457)	24,996
Accumulated deficit	(126,072)	(131,518)

Total stockholders' deficit	(145,528)	(106,521)

Total liabilities and stockholders' deficit	$ 63,730	$ 285

SCHEDULE 2.2

List of VoiceInterop Assets

All furniture and equipment currently located in Larry Reid’s office at 8000 N Federal Hwy, Suite 100, Boca Raton, FL 33487, including desktop computer with monitor, laser printer, 1 - 4 drawer file cabinet and 3 – 2 drawer file cabinets and 1 - Samsung television.

Schedule 2.3

List of VoiceInterop Employees

The only employee of VoiceInterop is Larry M. Reid